SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

MNB Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

553103102
(CUSIP Number)

Susan E. Roepke
2600 Sumac Drive
Manhattan, Kansas 66502
(913) 539-0154
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13 G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes.)

CUSIP NO.		13D
553103102

1.	NAME OF REPORTING PERSON
  	SS OR IRS IDENTIFICATION NO. OF ABOVE
	  PERSON

  	Susan E. Roepke  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER
  	OF A GROUP		A_____	B_____

  	N/A

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

  	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL
  	PROCEEDINGS IS REQUIRED PURSUANT
	  TO ITEMS 2(d) OR 2(e)  ______

  	N/A

6.	CITIZENSHIP OR PLACE OF ORIGINATION

  	United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER:		18,629.11
8.	SHARED VOTING POWER:		28,456
9.	SOLE DISPOSITIVE POWER:		18,269.11
10.	SHARED DISPOSITIVE POWER:	28,456

11.	AGGREGATE AMOUNT BENEFICIALLY
   	OWNED BY EACH REPORTING PERSON

   	45,666.11

12.	CHECK BOX IF THE AGGREGATE AMOUNT
   	IN ROW (11) EXCLUDES CERTAIN SHARES

	   X

13.	PERCENT OF CLASS REPRESENTED BY
   	AMOUNT IN ROW 11

   	7.1%

14.	TYPE OF REPORTING PERSON

   	IN

Background of this Amendment

ITEM 1.	Security and Issuer

		Common stock, $.01 par value
		MNB Bancshares, Inc.
		800 Poyntz Avenue
		Manhattan, KS 66502

ITEM 2.	Identity and Background

This Schedule is being filed by:

	(i)   Susan E. Roepke
	(ii)	 800 Poyntz Avenue
		     Manhattan, KS 66502
	(iii)	Senior Vice President, Secretary,
		     Cashier, and Director, Security National Bank Vice President, Secretary, Treasurer, and
		     Director, MNB Bancshares, Inc.
	(iv)	 N/A

The Reporting Person, during the last five years, has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other
      		Consideration

Personal funds--future acquisitions will be made using personal funds.

ITEM 4.	Purpose of Transaction

The common stock was purchased by the
Reporting Person solely for investment
purposes.  The Reporting Person has no
present plan or proposal which relates to or which would result in:

	(a)	The acquisition by any person of additional
		securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	An extraordinary corporate transaction, such
		as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

	(c)	A sale or  transfer of a material amount of
		assets of the Issuer or any of its subsidiaries;

	(d)	Any change in the present Board of Directors
		or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that the President of the Auburn facility has resigned from that position;

	(e)	Any material change in the present capitalization
		or dividend policy of the Issuer;

	(f)	Any other material change in the Issuer's
		business or corporate structure;

	(g)	Changes in the Issuer's charter, bylaws, or
		instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer
		to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer
		becoming eligible for termination of
		registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

	(j)	Any action similar to any of those enumerated
		above.

ITEM 5.	Interest in Securities of the Issuer

(a)	Amount Beneficially Owned
		  (i)	  45,666.11
		  (ii)	 6,466 - Options to buy exercisable
			       within 60 days(1)
		  (iii)	3,006.11 - ESOP
		  (iv)	 1,214 - Co-Trustee of Living Trust of
			       Georgia Ellen Schrenk Trust Dated
			       6/14/96

<FN1>
Reporting Person also has the right to receive options to purchase an additional 1,617 shares of the Issuer's
Common Stock which such options are subject to become exercisable over the next year and none of which are exercisable within the next 60 days.
</FN1>

Percent of Class

(i)	  7.1%
(ii)	 1.0%
(iii)	0.5%
(iv)	 0.2%

(b)	Number of shares as to which such person
  		has:

		(i)	sole power to vote or to direct the vote
   			(i)	9,157 - IRA
			  (ii)	6,466 - Options to buy
				      exercisable within 60 days
			 (iii)	3,006.11 - ESOP
			  (iv)

	(ii)	 shared power to vote or to direct the
    			vote
			(i)	25,823 - Joint ownership with
			   	spouse
		(ii)	1,419 - Spouse's IRA(2)
	(iii)	1,214 - Co-Trustee of Living
	   			Trust of Georgia Ellen Schrenk
				   Trust Dated 6/14/96
		(iv)

(iii)	sole power to dispose or to direct the
	   		disposition of
			(i)	9,157
		(ii)	6,466 - Options to buy
			   	exercisable within 60 days
	(iii)	3,006.11 - ESOP
		(iv)

		(iv)	shared power to dispose or to direct
    			the disposition of
			(i)	25,823 - Joint ownership with
				   spouse
		(ii)	1,419 - Spouse's IRA(2)
	(iii)	1,214 - Co-Trustee of Living
   				Trust of Georgia Ellen Schrenk
			   	Trust Dated 6/14/96
		(iv)

	(c)	Description of Transactions

		A total of 1,214 shares purchased 5/16/97 at $23.50 per share in a private party transaction.

		810.40 shares - 1995 ESOP Allocation
		Notification dated 4/29/97

		812.83 shares - 1996 ESOP Allocation
		Notification dated 5/6/97

	(d)	Interest of Other Persons

		The Reporting Person's spouse has the
		right to receive and the power to direct the receipt of dividends paid with respect to and any proceeds realized from the sale of 1,419 shares held in his IRA.

<FN2>
Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting person is the beneficial owner of such securities for purposes of Section 13 or any other purpose.
</FN2>

ITEM 6.	Contracts, Arrangements, Understandings or
       	Relationships with Respect to Securities of the Issuer.

      		None.

ITEM 7.	Material to be Filed as Exhibits.

      		None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 1997

/s/	Susan E. Roepke
	Vice President, Secretary, Treasurer, and Director